Exxon Mobil Corporation	David S. Rosenthal
5959 Las Colinas Boulevard	Vice President and Controller
Irving, TX 75039-2298
972 444 1202 Telephone
972 444 1221 Facsimile

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

EXXON MOBIL CORPORATION

January 30, 2017

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2015

            Filed February 24, 2016

Response Letter dated October 24, 2016

            File No. 1-02256

Dear Mr. Skinner:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of January 13, 2017.

If you desire clarification of our responses, please direct any questions to Mr. Stephen J. Kestle at 972-444-1290.

                                                                        Sincerely,

                                                                        By:      /s/ David S. Rosenthal

_________________________________________________________________________________________________

                                                                                    Name:     David S. Rosenthal

                                                                                    Title:        Vice President and Controller

Enclosure

c:      Lily Dang

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

ExxonMobil’s Response to the

Comments Included in the SEC Letter of January 13, 2017

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Critical Accounting Estimates, page 56

Impact of Oil and Gas Reserves, Prices and Margins on Testing for Impairment, page 57

1.    As requested in prior comment two, tell us how the prices used in your 2015 asset assessment compared to the prices used in the most recent budgets or forecasts approved by management. As part of your response, explain the time periods for which operating and capital budgets or forecasts are prepared.

The Corporate Plan process includes the development of operating forecasts, including volumes, expenses, earnings, capital spending, and other metrics, for the remainder of the current year, and the immediate next two years (2015 through 2017 for the 2015 Corporate Plan). The prices shown for 2015 to 2017 in the table below were used for these detailed, near-term financial, operating, capital spending, and volume plans which are stewarded by operating management.

The prices shown below for 2015-2017, and for 2018 and beyond are used for the Corporation’s activities that require a longer term perspective, such as the evaluation of capital investments, acquisitions, divestments, and long-term volumes and cash flow forecasts, including asset recoverability assessments. For example, a large capital project may have a “budget” that extends several years into the future as construction is planned, executed, and completed, and may have a life that extends decades into the future. The Corporation evaluates these long-term opportunities across a range of prices.

[Confidential information omitted; XOM-001]

The prices used in the Corporation’s 2015 asset recoverability assessment are shown in the table below and were approved as part of the 2015 Corporate Plan.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

[Confidential information omitted; XOM-002]

Consolidated Financial Statements, page 62

Notes to Consolidated Financial Statements, page 68

Note 1 - Summary of Accounting Policies - Property, Plant and Equipment, page 69

2.   Based on your response to prior comment three, we understand that the policy disclosure referred to in that comment addressed both actual depreciation methods used to determine amounts reflected in the historical financial statements included in your filing and potential depreciation methods that might be used in future periods under certain circumstances. If our understanding is not correct, please clarify for us. Otherwise, for the actual depreciation methods used to prepare your financial statements, revise the policy disclosure to provide a clearer, more detailed description of the actual depreciation methods used and the underlying circumstances. For the potential depreciation methods that might be used in future periods, describe to us the depreciation calculation that would be used under any such alternative methods. To the extent that any potential alternative methods are used in future periods, provide a clear, reasonably detailed description of the methods used and the underlying circumstances. See FASB ASC paragraph 235-10-50-3.

Your understanding of our response to your initial comment number three in your letter on September 8, 2016 is correct. Our policy disclosure which states “In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative such as the straight–line method is used” is intended to address both actual depreciation methods used and potential depreciation methods which might be used in future periods.

In future filings, the Corporation will expand its current disclosure to clarify the use of actual depreciation methods other than unit-of-production in the upstream and the underlying circumstances, similar to the following:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves. Capitalized exploratory drilling and development costs associated with productive depletable extractive properties are amortized using the unit-of-production rates based on the amount of proved developed reserves of oil and gas that are estimated to be recoverable from existing facilities using current operating methods. Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank. In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative method is used. The straight-line method is used in limited situations where the expected life of the asset does not reasonably correlate with that of the underlying reserves. For example, certain assets used in the production of oil and natural gas have a shorter life than the reserves, and as such, we use straight-line depreciation to ensure the asset is fully depreciated by the end of its useful life.

Regarding potential depreciation methods that might be used in the future, as noted in our previous response, the Corporation can envision certain situations where alternatives to unit-of-production depreciation using SEC-defined proved reserves may be appropriate. When crude oil and natural gas prices are in the range seen in 2016, under the SEC definition of proved reserves, certain quantities of oil and natural gas, such as oil sands operations in Canada and natural gas operations in North America, could temporarily not qualify as proved reserves. Amounts that could be required to be de-booked as proved reserves on an SEC basis are subject to being re-booked as proved reserves at some point in the future when price levels recover, costs decline, or operating efficiencies occur. For properties that continue to produce in the interim, U.S. GAAP requires the capitalized development costs of the properties to be amortized as units are produced. To the extent that proved reserves are entirely de-booked, the denominator of the unit-of-production calculation would be zero. In the absence of proved reserves with which to calculate a meaningful rate, an alternative depreciation method must be determined which most closely matches the cost of the asset with the units produced.

As noted in our third quarter 2016 Form 10-Q, approximately 3.6 billion barrels of bitumen at Kearl will be required to be de-booked under the SEC definition of proved reserves.

[Confidential information omitted; XOM-003]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

This de-book will result in zero proved reserves with which to perform the prescribed unit-of-production calculation. In the absence of proved reserves, we will maintain a unit-of-production approach by using a rate calculated based on reserves determined at the previous (2015) SEC price, reduced for 2016 production and adjusted for technical changes as appropriate.

[Confidential information omitted; XOM-004]

In the absence of proved reserves, this approach is aligned with the principle of 932-360-35-7 which states that “capitalized costs…shall be amortized (depreciated) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized costs”. In addition, this approach uses reserves based on the most recent SEC price which resulted in a quantity of proved reserves greater than zero.

To the extent this method is used in future periods, the Corporation will provide a clear description of the method and underlying circumstances in our disclosure along the lines of the following:

Under the SEC definition of proved reserves, certain quantities of oil and natural gas did not qualify as proved reserves at year-end 2016, the substantial majority of which relates to the Kearl oil sands operation. To the extent that proved reserves for a property are entirely de-booked and that property continues to produce, assets will be depreciated using a unit-of-production method based on reserves determined at the most recent SEC price which resulted in a quantity of proved reserves greater than zero, appropriately adjusted for production and technical changes. The effect of this approach on the Corporation’s 2017 depreciation expense versus 2016 is immaterial.

3.    We note your response to prior comment four. As requested in that comment, expand your disclosure to clarify how you determine whether low prices or margins are temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your U.S. upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

The Corporation will expand its disclosure in its 2016 10-K to clarify how it considers events and circumstances such as low prices or margins, a decrease in the standardized measure, or recurring quarterly losses in assessing whether an

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

impairment review is warranted. We expect to expand our disclosure along the lines of the following:

In general, the Corporation does not view temporarily low prices or margins as an indication of impairment. Management does not believe that lower prices are sustainable if energy is to be delivered with supply security to meet global demand over the long term. Although prices will occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand. On the supply side, industry production from mature fields is declining, but this is being offset by production from new discoveries and field developments. OPEC production policies also have an impact on world oil supplies. The demand side is largely a function of global economic growth. Because the lifespans of the vast majority of the Corporation’s major assets are measured in decades, the value of these assets is predominantly based on long-term views of future commodity prices and production costs. During the lifespan of these major assets, the Corporation expects that oil and gas prices will experience significant volatility, and consequently will experience periods of higher earnings and periods of lower earnings, or even losses. In assessing whether the events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the Corporation considers recent periods of operating losses in the context of its longer-term view of prices. While near-term prices are subject to wide fluctuations, longer term price views are more stable and meaningful for purposes of assessing future cash flows.

When the industry experiences a prolonged and deep reduction in commodity prices, the market supply and demand conditions may result in changes to the Corporation’s long-term price or margin assumptions it uses for its capital investment decisions. To the extent those changes result in a significant reduction in the mid-point of its long-term oil, natural gas price or margin ranges, the Corporation may consider that situation, in conjunction with other events and changes in circumstances such as a history of operating losses, an indicator of potential impairment for certain assets.

In the Upstream, the standardized measure of discounted cash flows included in the Supplemental Information on Oil and Gas Exploration and Production activities is required to use prices based on the average of first-day-of-the-month prices. These prices represent discrete points in time and could be higher or lower than the Corporation’s long-term price assumptions which are used for impairment assessments. The Corporation believes the standardized measure does not provide a reliable estimate of the expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its oil and gas reserves and therefore does not consider it relevant in determining whether events or changes in circumstances indicate the need for an impairment assessment.

As disclosed in the Corporation’s third quarter 2016 Form 10-Q filing, continued weakness in the upstream industry environment during 2016, continued weak

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

financial results for several assets in North America, and a reduction in the mid-point of the ranges of the Corporation’s long-term oil and natural gas prices developed as part of its annual planning and budgeting cycle led the Corporation to conclude that the facts and circumstances supported performing an impairment assessment of certain long-lived assets, notably North America natural gas assets and certain other assets across the remainder of its Upstream operations. The assessment reflected long-term crude and natural gas prices which are consistent with the mid-point of the ranges that management uses to evaluate investment opportunities and which are in the range of long-term price forecasts published by third-party industry experts and government agencies.

This assessment indicated that the vast majority of asset groups have future undiscounted cash flow estimates exceeding carrying values. However, the carrying values for certain asset groups in the United States exceeded the estimated cash flows. As a result, the Corporation’s fourth quarter 2016 results include an after-tax charge of $2 billion to reduce the carrying value of those assets to fair value. The asset groups subject to this impairment charge are primarily dry gas operations in the Rocky Mountains region of the United States with large undeveloped acreage positions.

The assessment of fair values required the use of Level 3 inputs. The principal parameters used to establish fair values included estimates of both proved and unproved reserves, future commodity prices which were consistent with the average of third-party industry experts and government agencies, drilling and development costs, discount rates ranging from 5.5% to 8% depending on the characteristics of the asset group, and comparable market transactions. Due to the inherent difficulty in predicting future commodity prices, and the relationship between industry prices and costs, it is not practicable to reasonably estimate the existence or range of any potential future impairment charges related to the Corporation’s long-lived assets.

Note 10 - Accounting for Suspended Exploratory Well Costs, page 77

4.    We have read your response to prior comment five. Explain to us your basis for concluding that the existing sanctions impacting your Rosneft joint venture, and the related possibility that they may be lifted in the future, do not represent a “market condition” under FASB ASC paragraph 932-360-35-13a such that continued capitalization of the suspended well costs attributable to the joint venture is not appropriate.

We believe our disclosure of suspended exploratory well costs is in compliance with FASB ASC paragraph 932-360-35-13a, which states that “…an entity shall not continue to capitalize exploratory well costs on the chance that… a. Current market conditions will change (for example, an increase in the market price of oil or gas).” The existing sanctions impacting the Rosneft joint venture are administered under the International

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Emergency Economic Powers Act (50 U.S.C. 1701 et. eq.) and are not intended to be permanent. As further support that the sanctions are intended to be temporary, Treasury Secretary Jack Lew made the following comment at the Carnegie Endowment for International Peace on March 30, 2016, “Russia has made commitments under the Minsk process, and if it keeps those commitments, sanctions will be lifted.” In addition, since September 25, 2015, ExxonMobil continues to maintain a standstill in the joint ventures in accordance with the provisions of the project agreements such that, when sanctions are lifted, we will be able to resume operations. Therefore, these sanctions which are temporary political actions do not represent a “market condition”, and our agreements and rights to the resource remain in effect. If any future action is enacted by a government that permanently denies our rights to access and develop the resource or requires a termination of the agreements, we will assess the legal and political aspects to determine whether continued capitalization of the suspended exploratory well costs is appropriate.

We continue to monitor the economic, legal, political, and environmental aspects of a potential Kara Sea development in accordance with FASB ASC paragraphs 932-360-35-18 through 20. Once sanctions are lifted and the exploratory activities are completed, we will be able to make a final determination on the viability of a Kara Sea development in accordance with FASB ASC paragraph 932-360-35-13. As we noted, both ExxonMobil and the Kara Sea joint venture company continue to comply with all applicable laws, rules and regulations, including the conduct of certain activities authorized under licenses.